UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2025

Commission file number: 001-39259

China Liberal Education Holdings Limited

7th Floor, Building 5, No. 2 Zhenxing Road,

Changping District, Beijing,

People’s Republic of China 102299

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

Results of Extraordinary General Meeting of China Liberal Education Holdings Limited

At an extraordinary general meeting of shareholders (the “Meeting”) of China Liberal Education Holdings Limited (the “Company”) held at 10:30 a.m. China Standard Time on February 20, 2025, the shareholders of the Company adopted resolutions approving both proposals considered at the Meeting. A total of 107,496,235 votes, representing 39.91% of the 269,325,176 votes exercisable as of February 7, 2025, the record date, were present in person or by proxy at the Meeting. The results of the votes were as follows:

1.

As an ordinary resolution, that every 80 ordinary shares of a par value of US$0.225 each in the authorised share capital of the Company (including issued and unissued share capital) be consolidated into 1 ordinary share of a par value of US$18.0 each, with such Share Consolidation to be effective on any date prior to April 30, 2025 as determined by the Board of Directors of the Company (the “Effective Date”); and the Effective Date when determined by the Board of Directors of the Company shall be announced by the Company. In the event that no Effective Date has been determined by the Board of Directors of the Company, the share capital of the Company shall remain unchanged unless otherwise resolved by the shareholders of the Company; and the authority granted to the Board of Directors of the Company by the shareholders will terminate and no Share Consolidation will be implemented (the “Share Consolidation”)

Resolution	For	Against	Abstained
Share Consolidation	97,995,108	9,173,718	327,409
Percentage of Voted Shares:	91.43%	8.56%

2.

As a special resolution, subject to approval by the shareholders of Proposal No. 1 (the Share Consolidation), that a sixth amended and restated memorandum and articles of association reflecting the Share Consolidation (in substantially the form set out in Annex B in the proxy statement for the Meeting, dated February 6, 2025, mailed to the shareholders of the Company on February 6, 2025) be adopted as the memorandum and articles of association of the Company conditional upon and with effect from the date on which the Share Consolidation becomes effective, in substitution for and to the exclusion of, the then memorandum and articles of association of the Company in effect (the “Amendment of M&A”)

Resolution	For	Against	Abstained
Amendment of M&A	98,120,167	8,867,551	508,517
Percentage of Voted Shares:	91.71%	8.28%

2

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

China Liberal Education Holdings Limited

Date: February 20, 2025	By:	/s/ Ngai Ngai Lam
Ngai Ngai Lam
Co-Chief Executive Officer and Chairperson of the Board of Directors

3